Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Private Equity (Master Fund), LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$794,000,000.00	0.0001531	$121,561.40

Total Transaction Valuation:		$794,000,000.00
Total Fees Due for Filing:				$121,561.40
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$121,561.40